Mail Stop 4561   November 12, 2008

Craig G. Litchfield
Chairman, President and Chief Executive Officer
Citizens & Northern Corporation
90-92 Main Street
Wellsboro, PA 16901

> **Re: Citizens & Northern Corporation**
> **Schedule 14A**
> **Filed October 31, 2008**
> **File No. 000-16084**

Dear Mr. Litchfield:

We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Jessica Livingston
Staff Attorney